

June 2, 2011

Mr. Wenzhong Qin
Chief Financial Officer
BioPharm Asia, Inc.
New Agriculture Development Park, Daquan Village
Tonghua County, Jilin Province
People's Republic of China 134115

> **Re:** **BioPharmAsia, Inc.**
> **Form 10-K for the Annual Period Ended December 31, 2009**
> **Form 10-K/A for the Annual Period Ended December 31, 2009**
> **File No. 000-25487**

Dear Mr. Qin,

We issued comments to you on the above captioned filing on January 5, 2011 and February 28, 2011. As of the date of this letter, these comments remain outstanding and unresolved because you have not filed copies of your lease agreements nor have you filed audited financial statements for the years ended December 31, 2008 and 2009. We expect you to contact us by June 16, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 16, 2011**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3738 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant